FORM 6-K /A
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

March 23rd , 2005

NOVA MEASURING INSTRUMENTS LTD.

Building 22 Weitzmann Science Park, Rehovoth
P.O.B 266

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

Attached hereto and incorporated by way of reference herein the Registrants notice regarding the new NovaScan 3090

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

March 23rd , 2005	Nova Measuring Instruments Ltd Nova Measuring Instruments Ltd (the "Registrant") BY: /S/ Chai Toren —————————————— Chai Toren Chief Financial Officer

Company Contact:	Investor relations Contacts:

Chai Toren, CFO Nova Measuring Instruments Ltd. Tel: 972-8-938-7505 E-mail: info@nova.co.il http://www.nova.co.il	Ehud Helft / Kenny Green Gelbart Kahana Tel: +1-866-704-6710 E-mail : Ehud@gk-biz.com Kenny@gk-biz.com

Nova Introduces the new NovaScan 3090

Nova Measuring Instruments introduces the NovaScan 3090CD on Lam
Research Corporation 2300 Exelan® Etch System and the NovaScan 3090SA
Standalone System

Rehovoth, Israel – (BUSINESS WIRE) – March 23, 2005 – Nova Measuring Instruments Ltd. (NASDAQ: NVMI), the market leader in integrated measurement and process control for the semiconductor industry, today launched a new series of metrology systems, the NovaScan 3090 series, starting with the introduction of the NovaScan 3090CD that is installed on Lam Research Corporation’s (NASDAQ: LRCX) 2300 Exelan Etch System.

The system forms an advanced metrology platform for Critical Dimension (CD) control and profile measurements, and is designed so that it can operate both as an integrated metrology and stand alone platform for 200mm and 300mm systems, for 65nm IC manufacturing and beyond.

The NovaScan 3090CD is based on Nova’s earlier field proven technology platform, the NovaScan 3060CD system. NovaScan 3090CD is integrated in the exact same configuration as the NovaScan 3060CD system, thus offering customers an easy upgrade path. Equipped with a single polarized channel, from Deep-UV to Near-IR, the NovaScan 3090CD supports the measurement of 2D structures and enables 3D shape characterization. The system provides real-time measurement of CD, trench depth, photoresist height, thickness and shape of complex layer stacks. The reliable single channel system provides the highest throughput of an integrated system in the market, while maintaining the cleanliness and hermetic structure needed to operate in different process conditions. The system demonstrates a 2X performance improvement in metrology capabilities over the NovaScan 3060CD, with enhanced throughput capabilities, while integration and physical layout remain unchanged.

Bents Kidron, Nova’s Director of Marketing states: “The NovaScan 3090CD is the best Integrated Metrology solution for today’s emerging industry requirements, providing optical CD measurements and supporting the emerging trends of 3-Dimensional and ‘in-the-array’ measurements.”

About Nova: Nova Measuring Instruments Ltd. develops, designs and produces integrated process control systems in the semiconductor manufacturing industry. Nova provides a broad range of integrated process control solutions that link different semiconductor processes and process equipment. The Company’s website is www.nova.co.il